Phone:	(215)569-5734
Fax:	(215)832-5734
Email:	schwartz-g@blankrome.com

June 11, 2012

VIA EDGAR

Bo Howell, Esquire
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:          Special Opportunities Fund, Inc. (File Nos. 333-178943 & 811-07528)
Request for Withdrawal of Pre-Effective Amendment No. 2 to
Registration Statement on Form N-2, filed on May 17, 2012

Dear Mr. Howell:

On behalf of our client, Special Opportunities Fund, Inc. (the "Fund"), we hereby request that Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2, filed on May 17, 2012 (“PEA#2”), be withdrawn.

PEA#2 was inadvertently filed under an incorrect file number (File No. 033-58532) and was subsequently re-filed on June 6, 2012 under the correct file number (File No. 333-178943).  No securities were sold or issued in connection with PEA#2.

If you have any questions regarding this request, please do not hesitate to contact me at (215) 569-5734.

Very truly yours,

/s/ Geoffrey D. Schwartz

Geoffrey D. Schwartz

One Logan Square 18th and Cherry Streets Philadelphia, PA 19103-6998

www.BlankRome.com

Delaware ● Florida ● Maryland ● New Jersey ● New York ● Ohio ● Pennsylvania ● Washington, DC